Exhibit 99.1

ENTRÉE GOLD RECEIVES POSITIVE DECISION ON CLEAN WATER ACT PERMIT FOR ANN MASON PROJECT, NEVADA
Vancouver, B.C., April 19, 2016 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA – "Entrée" or the "Company") today announces a significant advance towards permitting of its 100%-owned Ann Mason (the "Ann Mason Project") copper-molybdenum porphyry deposit in Yerington, Nevada.  On April 1, 2016, the Company received an approved Waters of the US/Wetlands ("WOUS/Wetlands") jurisdictional determination from the Regulatory Division of the U.S. Army Corps of Engineers ("USACE").  According to USACE, the water drainages on the Ann Mason Project are considered "isolated waters with no apparent interstate or foreign commerce connection" and as a result, no permit under Section 404 of the Clean Water Act is required for Ann Mason.
Stephen Scott, President and CEO of Entrée noted, "Receipt of an approved WOUS/Wetlands jurisdictional determination for Ann Mason is an important permitting milestone. Although the project is still at a Preliminary Economic Assessment ("PEA") stage and other permits will eventually be required for the development of Ann Mason, we believe this to be an important step.  The team at site has been working diligently to complete baseline environmental studies, including this WOUS/Wetlands survey, and are fully committed to developing a strong understanding of the environmental aspects of the project in advance of a future Pre-Feasibility study."

In Q2 2013, Entrée initiated a detailed WOUS/Wetlands survey of the Ann Mason Project site using the Reno-based consulting company 7Q10.  The survey covered more than 4,000 hectares (10,040 acres) and focused on 41,465 metres of identified dry or seasonal drainages.  The surveyed area includes the land required for the proposed development and mining of the Ann Mason deposit and all of the related infrastructure, as shown in the Company's technical report titled "Updated Preliminary Economic Assessment on the Ann Mason Project, Nevada, U.S.A." with an effective date of September 9, 2015, prepared by AGP Mining Consultants Inc. and Amec Foster Wheeler Americas Limited, a copy of which is available on SEDAR at www.sedar.com or the Company website at www.entreegold.com.
Entrée conducted the WOUS/Wetlands survey of the Ann Mason Project site as part of a package of baseline environmental surveys that included a Class III Cultural Resources Inventory and a Biological survey of vegetation and wildlife.  The draft Class III Cultural Resources Inventory and Biological survey have been submitted to the Sierra Front Field Office, Carson City District, US Bureau of Land Management for review.
QUALIFIED PERSON
Robert Cinits, P.Geo., Entrée's Vice President, Corporate Development and a Qualified Person as defined by National Instrument 43-101, has approved the technical information in this release.
ABOUT ENTRÉE GOLD INC.
Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada.  As a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining project in Mongolia, Entrée has a unique opportunity to participate in one of the world's largest copper-gold projects managed by one of the premier mining companies – Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.  Additionally, Entrée has also been advancing its Ann Mason Project in one of the world's most favourable mining jurisdictions, Nevada.  The Ann Mason Project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.

Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major shareholders of Entrée, holding approximately 15%, 11% and 9% of issued and outstanding shares, respectively.
FURTHER INFORMATION
Monica Hamm
Manager Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com
This News Release contains forward-looking statements and forward-looking information (together, "forward-looking  statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995 with respect to completion of a Pre-Feasibility study on the Ann Mason Project; plans for future development programs and budgets; permitting time lines; anticipated business activities; corporate strategies; uses of funds; and future financial performance.
While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée's future performance and are based on numerous assumptions regarding present and future business strategies, local and global economic conditions and the environment in which the Company will operate in the future.  Important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by forward-looking statements and information include, amongst others, whether the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; whether the results of preliminary test work are indicative of what the results of future test work will be; fluctuations in commodity prices and demand; changing foreign exchange rates; actions by government authorities; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of, laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as power, water, skilled labour, transportation and appropriate smelting and refining arrangements; and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations; risks associated with changes in the attitudes of governments to foreign investment; discrepancies between actual and anticipated production, mineral reserves and resources and metallurgical recoveries; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors described in the Company's most recently filed Management's Discussion and Analysis and in the Company's Annual Information Form for the financial year ended December 31, 2015, dated March 30, 2016 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.